SIDLEY AUSTIN BROWN & WOOD LLP

BEIJING BRUSSELS CHICAGO DALLAS GENEVA HONG KONG LONDON	787 SEVENTH AVENUE NEW YORK, NEW YORK 10019 TELEPHONE 212 839 5300 FACSIMILE 212 839 5599 www.sidley.com FOUNDED 1866	LOS ANGELES NEW YORK SAN FRANCISCO SHANGHAI SINGAPORE TOKYO WASHINGTON, D.C.

WRITER’S DIRECT NUMBER (212) 839-5458		WRITER’S E-MAIL ADDRESS mschmidtberger@sidley.com

December 1, 2005

Karen J. Garnett (Mail Stop 4561)

Assistant Director

United States Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	DB Commodity Index Tracking Fund
DB Commodity Index Tracking Master Fund
Pre-Effective Amendment No. 4 to Registration Statement, filed on
October 26, 2005, File No. 333-125325

Dear Ms. Garnett:

Thank you for your comment letter of November 28, 2005 addressed to Kevin Rich of DB Commodity Services LLC (the “Managing Owner”) regarding the captioned registration statement (the “Registration Statement”) for DB Commodity Index Tracking Fund (the “Fund”) and DB Commodity Index Tracking Master Fund (the “Master Fund”). This letter responds on behalf of the Managing Owner to the questions and comments you raised. Each of your numbered questions and comments is set forth below in italics, with our response immediately following. Capitalized terms used but not defined in this letter have the meaning given in the prospectus forming a part of the Registration Statement.

General

1.	Please confirm that Authorized Participants acting as underwriters will distribute this prospectus in connection with their sales and please reflect this in your disclosure.

Ms. Karen J. Garnett

December 1, 2005

Response:

Based on telephone conversations between James Munsell of our office and Michael McTiernan of your office on November 29, 2005, in response to the foregoing comment we have added a clause to the third sentence under the heading “Plan of Distribution – Likelihood of Becoming a Statutory Underwriter” as set forth and underlined below:

“An Authorized Participant, other broker-dealer firm or its client will be deemed a statutory underwriter, and thus will be subject to the prospectus-delivery and liability provisions of the Securities Act, if it purchases a Basket from the Fund, breaks the basket down into its constituent Shares and sells the Shares to its customers; or if it chooses to couple the creation of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares.”

As discussed in our September 13, 2005 response to the first numbered comment in your comment letter of August 25, 2005, the recitals to the Form of Participant Agreement (exhibit 4.3 to the Registration Statement) further caution Authorized Participants that their activities as such may cause them to be statutory underwriters pursuant to the Securities Act. Additionally, Section 2 of the Form of Participant Agreement requires each Authorized Participant to represent that such Authorized Participant is a registered broker-dealer and a member in good standing of the National Association of Securities Dealers, Inc. (the “NASD”) or is exempt therefrom and to covenant that such Authorized Participant will comply with all applicable federal (and other) laws, rules and regulations (including, in the case of NASD members, the rules and regulations of the NASD), including, without limitation, the prospectus delivery requirements of Section 5 of the Securities Act and all applicable rules of Securities and Exchange Commission (the “SEC”). On the basis of the foregoing, we can confirm the Managing Owner has reasonable grounds to expect that Authorized Participants will distribute prospectuses in accordance with applicable provisions of the Securities Act and applicable rules of the SEC.

Plan of Distribution, page 72

2.	Please include disclosure relating to the prospectus-delivery obligations of dealers who are neither Authorized Participants nor “underwriters” but are nonetheless participating in a distribution, and thus dealing with shares that are part of an “unsold allotment” within the meaning of Section 4(3)(C) of the Securities Act.

Response:

Based on telephone conversations between James Munsell of our office and Michael McTiernan of your office on November 29, 2005, in response to the

Ms. Karen J. Garnett

December 1, 2005

foregoing comment we have revised the disclosure under the heading “Plan of Distribution – Likelihood of Becoming a Statutory Underwriter” to include the following paragraph:

“Dealers who are neither Authorized Participants nor “underwriters” but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with Shares that are part of an “unsold allotment” within the meaning of section 4(3)(C) of the Securities Act, would be unable to take advantage of the prospectus delivery exemption provided by section 4(3) of the Securities Act.”

*         *         *

We have not filed an Amendment No. 5 to the Registration Statement concurrently with the filing of this letter. We anticipate that Amendment No. 5 will be filed shortly, and that the changes set forth in this letter, along with other changes which, individually and in the aggregate, we do not consider to be material, will be reflected in Amendment No. 5.

If you have any further questions or comments, please do not hesitate to call me at 212 839 5458 or call my associate, Jim Munsell, at 212 839 5609.

Very truly yours,

/s/ Michael J. Schmidtberger
Michael J. Schmidtberger

Enclosure

cc:	Kevin Rich
Gregory Collett

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